Press Release

RedHill Biopharma's RHB-204 Granted FDA Fast Track
Designation for NTM Disease

U.S. Phase 3 study underway to evaluate RHB-204 as a first-line, stand-alone, oral treatment for pulmonary NTM disease - a rare condition with no FDA-approved first-line therapy
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FDA Fast Track designation, together with previously granted QIDP designation, provides
RHB-204 with eligibility for rolling NDA review, Priority Review and Accelerated Approval
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RHB-204 Orphan Drug designation extends potential market exclusivity to 12 years post-approval

TEL AVIV, Israel and RALEIGH, NC, January 6, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or “the Company”), a specialty biopharmaceutical company, today announced that RHB-204 has been granted Fast Track designation by the U.S. Food and Drug Administration (FDA) for its development as a potential first-line, stand-alone, oral treatment of pulmonary nontuberculous mycobacteria (NTM) disease caused by Mycobacterium avium Complex (MAC) – a rare disease for which there is no FDA-approved first-line therapy.

The FDA’s Fast Track designation is designed to help progress development and speed up the review of novel therapies for serious conditions for which there is an unmet medical need - with the aim of getting important new therapies to patients more quickly. With the Fast Track designation, RedHill will have access to early and frequent communications with the FDA, to expedite the RHB-204 development program, and to a rolling review of a New Drug Application (NDA). Having already been granted Qualified Infectious Disease Product (QIDP) designation, RHB-204 is also eligible for NDA Priority Review and Accelerated Approval.

RHB-204 was also recently granted Orphan Drug designation, extending U.S. market exclusivity for RHB-204 to a potential total of 12 years upon FDA approval.

RedHill recently initiated a Phase 3 study evaluating the safety and efficacy of RHB-204 as a first-line treatment for pulmonary NTM disease, to be conducted at up to 40 sites across the U.S.

“Given the urgent need to improve therapeutic options for patients with NTM disease, we welcome this Fast Track designation and the regulatory support it provides in expediting the ongoing Phase 3 development program for RHB-204 and any subsequent potential approvals,” said Patricia Anderson, RedHill’s Senior Vice President of Regulatory Affairs. “NTM disease is thankfully rare but its prevalence is increasing in many areas of the world. It is a notoriously difficult to treat disease and, if not effectively treated, can cause scarring and fibrosis in the lungs - potentially leading to respiratory failure. Many patients fail current therapies, and more than half will have either recurring disease or a new infection after completing treatment1,2.”

RHB-204 may be eligible for use under the RedHill expanded access policy – more details of which can be found here: https://www.redhillbio.com/expandedaccess. The Phase 3 study of RHB-204 is registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health, which provides public access to information on publicly and privately supported clinical studies.

About Pulmonary Nontuberculous Mycobacteria (NTM) Disease
Pulmonary nontuberculous mycobacteria (NTM) disease is a chronic and debilitating lung disease caused by ubiquitous environmental bacteria found in soil, as well as natural and engineered water systems. The most common NTM symptoms include fever, weight loss, chest pain, and blood in sputum3. Pulmonary NTM disease can lead to recurring cases of bronchitis and pneumonia and can, in some cases, lead to respiratory failure4. Although rare, the incidence and prevalence of pulmonary NTM disease are increasing in many areas of the world5. There were an estimated 110,000 pulmonary NTM disease patients in the U.S. in 2017, with U.S. market potential estimated at over $500 million6. Pulmonary manifestations account for 80-90% of all NTM-associated diseases7, and approximately 80% of pulmonary NTM disease are caused by Mycobacterium avium Complex (MAC)8.

About RHB-204
RHB-204 is a proprietary, fixed-dose oral capsule containing a combination of clarithromycin, rifabutin, and clofazimine, developed for the treatment of pulmonary NTM disease caused by Mycobacterium avium Complex (MAC). In addition to FDA Fast Track designation, RHB-204 has been granted FDA Orphan Drug designation for the treatment of NTM disease and QIDP Designation under the Generating Antibiotic Incentives Now Act (GAIN Act), extending U.S. market exclusivity for RHB-204 to a potential total of 12 years to be granted at the time of FDA approval. RHB-204 is also covered by U.S. patents which extend patent protection until 2029 and a pending U.S. patent application which, if allowed, could extend RHB-204 patent protection until 2041.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults9, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults10, and Aemcolo® for the treatment of travelers’ diarrhea in adults11. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (Yeliva®), a first-in-class SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) RHB-107 (upamostat), a Phase 2-stage serine protease inhibitor with a planned Phase 2/3 study in symptomatic COVID-19 and targeting multiple other cancer and inflammatory gastrointestinal diseases; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company will not succeed to complete the patient recruitment; the risk that the Company will not receive the relevant data required for benefiting from the Fast Track designation; the risk that the U.S. Phase 3 clinical study evaluating RHB-204 will not be successful or, if successful, will not suffice for regulatory marketing approval without the need for additional clinical and/or other studies; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contact (U.S.): Bryan Gibbs Vice President Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com

1 Henkle E, et al. Patient-Centered Research Priorities for Pulmonary Nontuberculous Mycobacteria (NTM) Infection. An NTM Research Consortium Workshop Report Annals of the American Thoracic Society 2016; S379-84.
2 Daley CL, et al. Treatment of Nontuberculous Mycobacterial Pulmonary Disease: An Official ATS/ERS/ESCMID/IDSA Clinical Practice Guideline: Executive Summary. Clinical Infectious Diseases. Ciaa241, https://doi.org/10.1093/cid/ciaa241.
3 Kim RD, et al. Pulmonary Nontuberculous Mycobacterial Disease. Prospective Study of a Distinct Preexisting Syndrome Am J Respir Crit Care Med. 2008; 178(10):1066–74.
4 The American Lung Association, 2020.
5 Henkle E, et al. Population-based Incidence of Pulmonary Nontuberculous Mycobacterial Disease in Oregon 2007 to 2012 Annals of the American Thoracic Society. 2015; 12(5):642-7.
6 Foster|Rosenblatt, 2017.
7 Griffith DE, et al. An official ATS/IDSA statement: diagnosis, treatment, and prevention of nontuberculous mycobacterial diseases Am J Respir Crit Care Med. 2007;175(4):367-416.
8 Prevots DR et al. Nontuberculous mycobacterial lung disease prevalence at four integrated health care delivery systems. Am J Respir Crit Care Med 2010; 182:970-76; Winthrop KL, et al. Pulmonary nontuberculous mycobacterial disease prevalence and clinical features: an emerging public health disease. Am J Respir Crit Care Med 2010; 182: 977-82
9 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
10 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
11 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.